

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2017

Ms. Brigitte M. Hunt
Vice President
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036-6565

> **Re:** **National Oilwell Varco, Inc.**
> **Schedule TO-I**
> **Filed November 21, 2017**
> **File No. 005-49577**

Dear Ms. Hunt:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offering Memorandum

How will the amount of the Cash Payment be determined? page 9

1. Disclosure indicates that the amount of the Cash Payment will be determined based on the closing price of the Company's common stock on the Expiration Date. Thus, it appears that certain material terms of the offer will be unknown until some point after the close of trading on the Expiration Date. This structure appears to be inconsistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please advise.

May the Company cancel this Offer, page 14

2. The Company appears to be asserting its absolute right to terminate the Offer. Please revise to clarify that the Offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to the Expiration Date.

<u>When will I receive my Cash Payment and my Amended SARs and New Options grant documents? page 16</u>

3. Disclosure indicates that you will make the Cash Payment to Eligible Holders on December 29, 2017, nine calendar days following expiration of the Offer. Please advise us how this complies with the prompt payment requirement under Rule 13e-4(f)(5).

<u>Section 7. Conditions of this Offer, page 25</u>

4. Disclosure indicates that the board of directors may determine in its sole discretion to withdraw or terminate the Offer. The inclusion of offer conditions that enable the issuer to terminate the tender offer or its obligation to purchase based on events within its control could render the offer illusory and in contravention of Exchange Act Section 14(e). Please revise to avoid the implication that the Offer may be terminated based on actions or inactions completely within the issuer's control.

<u>Section 9. Information Concerning National Oilwell Varco, Inc., page 30</u>

5. We note that you incorporated your financial statements by reference to your annual report on Form 10-K and quarterly reports on Form 10-Q. Please revise your disclosure to include all of the summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: J. Eric Johnson
Locke Lord LLP